December 15, 2010

Edward P. Bartz

Law Clerk

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Edgartown Trust, File Nos. 333-169806, 811-22483.

Dear Mr. Bartz:

On October 7, 2010, Edgartown Trust (the "Registrant"), on behalf of the Copeland Risk Managed Dividend Growth Fund (the "Fund"), the sole series of the Registrant, filed its registration statement on Form N-1A.  By letter dated October 29, 2010 you provided written comments regarding the filing.  By letter dated November 22, 2010, the Registrant provided written responses to those comments.  Subsequently, you provided additional comments by telephone.  In response to the additional comments, the Registrant provided supplemental information.  On December 13, 2010, you provided clarifying remarks with respect to the response letter dated November 22, 2010.  Please find below the Registrant's responses to those comments and other commentary received following your letter dated October 29, 2010.  For your convenience, your comments and headings have been reproduced with responses following each comment.

PROSPECTUS:

Cover Page

1. The cover page is required to include the Fund's name, classes and ticker symbol, along with the date of the prospectus and the statement required by Rule 481(b)(1) under the Securities Act of 1933.  See Item l (a) of Form N-1A.  Any additional information that may obscure or impede understanding of this required information is discouraged.  Accordingly, please delete the reference to "Advised by: Copeland Capital Management, LLC," as well as the adviser's address.

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771

December 15, 2010

Also, please delete the website address, the two telephone numbers, and the statement "This Prospectus provides important information about the Fund that you should know before investing. Please read it carefully and keep it for future reference." See General Instruction C.3 (b) to Form N-1A.

Response

The Registrant has delete the reference to "Advised by: Copeland Capital Management, LLC," as well as the adviser's address, website address and the two telephone numbers.

The Registrant notes that it may not be eligible for a ticker symbol when the Fund commences operations, but will have a CUSIP number that it will use on the Prospectus cover page.

The Registrant understands that the request that it delete "This Prospectus provides important information about the Fund that you should know before investing. Please read it carefully and keep it for future reference." has been withdrawn.

Fund Summary

2.  Please provide an acronym or short cite for master limited partnership, exchange-trade fund and real estate investment trust when first used to assist the reader.

Response

The requested acronyms or short cites have been added.

3.  Please provide assurances that the next amendment to the Registration Statement will include a balance sheet and auditor's consent as well as any other exhibits that were to be provided by amendment.

Response

The Requested will include a balance sheet and auditor's consent as well as any other exhibits that were to be provided by amendment.

Management

December 15, 2010

4.  Please delete references to the historical return information for the Index.

Response

References to the historical return information for the Index have been deleted.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser